FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    September 2007

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2007	BRAZAURO RESOURCES CORPORATION Mark E. Jones, III Mark E. Jones, III Chairman

BRAZAURO RESOURCES CORPORATION

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

BRAZAURO ANNOUNCES INCREASED MINERAL RESOURCES AND POSITIVE RESULTS FROM PRELIMINARY ECONOMIC ASSESSMENT OF TOCANTINZINHO GOLD PROJECT, BRAZIL

Houston, Texas: September 26, 2007 - Brazauro Resources Corporation (TSX.V: BZO) is pleased to report that a Preliminary Economic Assessment on its Tocantinzinho Gold Project, in northern Brazil, has been completed by NCL Brasil Ltda.

Highlights include:

•	Average annual gold production of 82,000 ounces of gold over a mine life of 20 years, based on a mining rate of 2 million tons per year.
•	Operating cash cost of US$ 360 per ounce.
•	Net present value (NPV) of US$ 34.5 million, using a 5% discount rate and gold price of US$ 550 per ounce.
•	Project Internal Rate of Return (IRR) of 8.3%.
•	Economic valuation based on an Updated Mineral resources estimate, with total ounces approximately 30% greater than the previous published estimate.
•	Significant potential for mining rate increase, improving the key economic parameters.

NCL, a Brazilian/Chilean consultancy, has prepared this Preliminary Economic Assessment with input from a number of independent parties, including SGS Lakefield and Hazen Research Inc. (metallurgical tests), L.Bernal (Processing), Gadelha (Infrastructure). NCL undertook the Mineral resource estimate, mine planning, preliminary economic valuation and report compilation.

Mineral Resources Update

The Mineral Resource estimate was prepared in accordance with National Instrument 43-101 based on information compiled by NCL´s principal, Rodrigo Mello, who is a “qualified person” as defined in National Instrument 43-101.

Tocantinzinho Mineral Resource

	Indicated			Inferred
	Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces
	(x 000)		(x 000)	(x 000)		(x 000)
Oxide	183	1.12	7	2,120	1.03	70
Fresh rock	24,413	1.33	1,047	25,585	1.19	978
Total	24,597	1.33	1,053	27,704	1.18	1,048

Notes: Resources above cut-off of 0.2 g/t. Totals may not add due to rounding.

Cautionary Statement: The Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the Preliminary

Economic Assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Processing

Based on four different metallurgical tests, a flow sheet was proposed with a flotation circuit followed by cyanidation of the concentrate. The process recovery rate is projected to be 91%.

Mine Plan

NCL undertook a mine plan based on the Indicated and Inferred Updated Mineral Resources delineated to date. Pit optimization was performed using a gold price of US$ 550/oz. Only fresh rock resources were used in the mine plan. The resources contained in the economic pit shell are the following:

	Ore (tones x 000)	Grade Au g/t	Gold Content (ounces x 000)
INDICATED	20,717	1.48	948
INFERRED	17,833	1.34	768
Note: Resources above cut-off of 0.55 g/t.

Capital Costs

Total capital expenditure is estimated to be US$ 105 million. The main components are the process plant (US$ 43.4 million) and infrastructure (US$ 32 million). Costs for a 200 km power line at 138 kV are included, as supplied by the state’s energy agency (Celpa), who stated that after September 2008 enough hydroelectric energy will be available for the project. Mining expenditures (US$ 20 million) contemplate pre-production and equipment, based on an owner operated mining fleet.

Operational Costs

The following operating costs were estimated:

Open Pit Total Operating Costs
Ore Tonne
(US$/tonne)
Mining	4.43
Processing	7.46
G & A	2.00
Environment	0.60
Total	14.49

The mining cost per ton moved is US$ 1.20, and the total cash cost per ounce produced is US$ 360.

Sensitivity Analysis

The project is more sensitive to process recovery, gold grade and price and less to operational and capital expenses. At a spot price of US$ 730, the NPV, discounted at 5%, is US$ 175 million, utilizing the same pit optimization as at US$ 550 /oz.

Project Upsides

The main upsides of the Tocantinzinho Project are:

•	Optimizing the engineering solutions adopted will enhance the economics. For example, a quick estimate of the potential of increasing production by 50% would increase the NPV by over 50%.
•	No oxide ore or tailings are considered in this study, which, if included, could enhance the gold production.
•	The exploration potential of the area has not yet been tapped, with several interesting targets over the 43,840 hectares of Brazauro’s mining rights in the prospective Tapajós gold area.
•	High grade intercepts present throughout the mineralized zone may continue at depth providing potential for future underground mining.

Rodrigo Mello, who is a “qualified person” as defined in National Instrument 43-101, has read and approved the contents of this release.

Mark E. Jones, III

Chairman, CEO

Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The news release includes certain “forward-looking statements.” All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization, exploration results and future plans and objectives of Brazauro Resources are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Brazauro’s expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.